ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Financial Statements
and
Independent Auditors' Report

December 31, 2023

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3)

A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Isaak Bond Investments, Inc. and Subsidiary**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3900 South Wadsworth Boulevard, Suite 590

(No. and Street)

Lakewood	**CO**	**80235**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Don Lemek	**303-623-7500**	dlemek@isaakbond.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)
02/02/09		**3373**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Lemek _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MELISSA PATTERSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20094032153
MY COMMISSION EXPIRES OCTOBER 23, 2025

Melissa Patterson
Notary Public

Signature:
Donald J Lemek
Title:
VP-Operations & CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Owners
Isaak Bond Investments, Inc. and Subsidiary
Lakewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary, as of December 31, 2023, and the related consolidated statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of December 31, 2023, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Isaak Bond Investments, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Isaak Bond Investments, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Isaak Bond Investments, Inc. and Subsidiary management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Isaak Bond Investments, Inc. and Subsidiary's auditor since 2020.
Norwell, Massachusetts
March 28, 2024

Members of AICPA®

Consolidated Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	125,953
Due from brokers, dealers & clearing organization		5,252,603
Interest receivable		40,849
Other receivables		272,581
Securities owned, substantially pledged as collateral for amounts due to clearing broker		2,703,989
Cash surrender value of life insurance		376,254
Property and equipment, net of accumulated depreciation of $284,752		16,402
Prepaid expenses		66,309
Right of use operating lease		18,736
Other assets		91,188
TOTAL ASSETS	$	8,964,865

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Due to clearing broker, collateralized by securities owned	$	2,705,749
Securities sold, not yet purchased, at fair value		2,322,121
Accrued interest on securities sold, not yet purchased		22,740
Commissions payable		491,603
Accounts payable and accrued expenses		91,174
Long-term refundable security deposit		188,269
Subordinated debt		1,461,000
Right of use lease liability		18,736
Finance lease obligation		1,800
TOTAL LIABILITIES	$	7,303,192

Stockholders' equity	
Common stock, $1 par value, 500,000 shares authorized; 39,003 shares issued and outstanding	38,919
Additional paid-in capital	979,481
Retained earnings	643,273
TOTAL STOCKHOLDERS' EQUITY	1,661,673
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $	8,964,865

See accompanying notes to consolidated financial statements

Consolidated Statement of Operations
For the Year Ended December 31, 2023

REVENUE:

Principal transactions	$	3,299,958
Commissions		30,282
Syndicate underwriting		(4,463)
Interest		433,655
Other income		80,106
Total revenues		3,839,539

EXPENSES:

Employee compensation and benefits	2,233,267
Technology, data and communications	437,554
Interest	788,134
Clearing charges	165,718
Professional fees	63,379
Other operating expenses	86,346
Occupancy and equipment	112,676
Depreciation and amortization	7,018
Total expenses	3,894,093

NET LOSS	$	(54,553)

See accompanying notes to consolidated financial statements

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
December 31, 2023

| | Common Stock | | Additional Paid-In | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balance - December 31, 2022	39,003	$ 39,003	$ 906,263	$ 772,629	$ 1,717,895
Issuance of common stock	2,240	2,240	97,760	-	100,000
Repurchase of common stock	(2,324)	(2,324)	(24,542)	(74,803)	(101,669)
Net loss	-	-	-	(54,553)	(54,553)
Balance - December 31, 2023	38,919	$ 38,919	$ 979,481	$ 643,273	$ 1,661,673

See accompanying notes to consolidated financial statements

4

Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

December 31, 2023

Subordinated liabilities at December 31, 2022	$	1,461,000
Issuance of subordinated debt		-
Subordinated liabilities at December 31, 2023	$	1,461,000

See accompanying notes to consolidated financial statements

Consolidated Statement of Cash Flows
December 31, 2023

OPERATING ACTIVITIES:

Net loss	$	(54,553)
Adjustments to reconcile net loss to net cash provided by		
operating activities		
Depreciation and amortization		7,018
(Increase) decrease in operating assets:		
Due from clearing broker and dealers		4,520,420
Interest receivable		163,907
Other receivables		(198,418)
Securities owned		7,165,620
Cash surrender value of life insurance		(12,391)
Prepaid expenses		(18,671)
Right of Use Operating Lease		44,487
Other assets		(507)
Increase (decrease) in operating liabilities:		
Due to clearing broker		(7,373,204)
Securities sold, not yet purchased		(4,423,121)
Accrued interest on securities sold, not yet purchased		1,901
Commissions payable		33,374
Deferred revenue		-
Accrued expenses		(22,314)
Right of Use Lease Liability		(44,487)
Finance lease		(1,850)
Net cash used by operating activities		(212,789)
INVESTING ACTIVITIES:		
Purchase of property, plant and equipment		(11,182)
Net cash used in financing activities		(11,182)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock		100,000
Repurchase of common stock		(101,668)
Repayment of long-term debt		(11,732)
Due from stockholders		197,350
Net cash provided by financing activities		183,951
NET DECREASE IN CASH AND CASH EQUIVALENTS		(40,020)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		165,973
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	125,953
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest	$	822,766

1. Organization and Nature of Business

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. On July 1, 2010, the Company elected S corporation status. The Company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal and corporate bond securities. The Company's wholly owned subsidiary, Funds Management Corp. ("Management Corp."), has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Hilltop Securities, Inc. ("Hilltop Securities"). Hilltop Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Principals of Consolidation
The accompanying consolidated financial statement includes the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company regularly monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables
Due from clearing broker and dealers are recorded as trades are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Revenue Recognition
The Company, as part of a syndicate, underwrites municipal bond offerings pro-rata by contracting to purchase, at the discretion of the lead underwriter, and then sell offerings, if applicable, on a best effort basis. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as pro-rata underwriting income on the trade date of the sale. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. Equity trades are conducted on an agency basis and commission revenues are recorded by the Company on the trade date reported by the clearing broker.

ASC 606 Revenue Recognition

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied and adopted ASC 606.

Notes to Consolidated Financial Statements
For the Year Ended December 31, 2023

ASC 606 Revenue Recognition (continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The Company's revenues from contracts with clients subject to ASC 606 represent 0.67% of total revenues classified separately on the consolidated income statement as Commissions and Syndicate underwriting. The remaining revenue not subject to ASC 606 are presented with Principal Transactions, Interest & Other income. The reportable segments of revenue generated by the Company are described below:

Net Gains or Losses on Principal Trades: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions. These revenues are not subject to ASC 606.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Losses from Underwriting and Selling Group participation: Included is revenue from bond underwritings and selling group participation as a syndicate member.

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory. The revenues and expenses are not subject to ASC 606.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2023:

Performance Obligations Satisfied at a Point in Time	$	25,820
Performance Obligations Satisfied Over Time		-
Revenue not subject to ASC 606		3,813,720
	$	3,839,539

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Clearing Deposit and Other Assets

Other assets include $51,923 deposited with Hilltop Securities to offset certain risks assumed by Hilltop Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

Leases & Commitments

In accordance with ASC 842, the Company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation. The cost of equipment under finance leases is included in the consolidated statement of financial condition as property and equipment. Amortization of assets under finance leases is included in depreciation expense.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal and corporate bond securities invested in a diversified portfolio of bond positions.

Notes to Consolidated Financial Statements
For the Year Ended December 31, 2023

Concentrations of Credit Risk (continued)
Securities transactions are initiated on a fully disclosed basis with Hilltop Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate.

Fair Value Accounting
The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Securities Owned
Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace.

Notes to Consolidated Financial Statements
For the Year Ended December 31, 2023

Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statement.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets and liabilities at fair value on a recurring basis as of December 31, 2023:

Investment Assets	Level 1	Level 2	Level 3	Total
US Treasuries	$ -	$ -	$ -	$ -
Municipal bonds	-	594,038	-	594,038
Corporate bonds	-	2,109,951	-	2,109,951
Total	$ -	$ 2,703,989	$ -	$ 2,703,989

Investment Liabilites	Level 1	Level 2	Level 3	Total
US Treasuries	$ 1,752,781	$ -	$ -	$ 1,752,781
US Treasury futures contracts	338,672	-	-	338,672
Municipal bonds	-	139,893	-	139,893
Corporate bonds	-	90,775	-	90,775
Total	$ 2,091,453	$ 230,668	$ -	$ 2,322,121

The Company values US Treasuries based on readily available marketplace quotes from Treasury dealers based on a high volume of specified securities. Municipal and corporate bonds are valued based on trades of the bonds within a publicly observable marketplace. The bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The pricing of bonds can be determined through review of transactions involving the specified bond or a like-kind bond. US Treasury futures contracts are derivatives that are valued at market based on the underlying US Treasuries.

Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2023 are reported in trading revenues and in other revenues as follows:

	Trading Revenues	Interest
Total gains or losses included in earnings for the year ended December 31, 2023	$ 3,299,958	$ 433,655

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2023, the Company maintained $2,535,368 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2023.

Notes to Consolidated Financial Statements
For the Year Ended December 31, 2023

Note 4 - Commitments
Operating Leases
The Company leases facilities under non-cancelable operating leases. Rent expense for these leases were $64,321 for the year ended December 31, 2023

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31

2024	18,736
	$ 18,736

Note 5 – Finance Leases – Future Minimum Lease Payments
The Company leases office equipment under an agreement that is classified as a finance lease. The cost of equipment under the finance lease, terminating November 19, 2024, was $8,542 for the year ended December 31, 2023. Accumulated amortization of the leased equipment at December 31, 2023 was $7,546.

The future minimum lease payments required under the finance lease and the present value of the net minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31

2024	1,800
	1,800
Less amount representing interest	(101)
Capital lease obligation	$ 1,699

Note 6 - Subordinated Debt
Borrowings under subordination agreements at December 31, 2023 are owed to the Company's majority stockholder, and to an employee of the Company, sequentially as follows:

Interest at prime plus 2% (10.50% at December 31, 2023), $461,000 due Sepetember 30, 2024 and $400,000 due September 30, 2024	$ 861,000
Interest at 2%, $600,000 due May 1, 2024	600,000
Debt subordinated to all other creditors	$ 1,461,000

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Notes to Consolidated Financial Statements
For the Year Ended December 31, 2023

Note 7 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's profit-sharing contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. There were no profit-sharing contributions made by the Company during the year ended December 31, 2023.

Note 8 - Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the year ended December 31, 2023, the company had no earnings from the partnership. The amount due from the partnership was $42,762 as of December 31, 2023, included in other receivables.

Note 9 - Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,917,799 which was $1,817,799 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.41 to 1.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance, and has determined there are no events requiring recognition or additional disclosure as of that date.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	1,661,673
ADDITIONS		
Liabilities subordinated to claims of general creditors	$	1,461,000
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Other receivables		(63,975)
Property and equipment		(16,402)
Other assets		(335,414)
Other investments		(2,078)
Total Non-allowable assets		(417,869)
TENTATIVE NET CAPITAL	$	2,704,804
HAIRCUTS ON SECURITIES		
Debt securities		(641,652)
Other securities		(12,806)
Undue concentration		(132,547)
Total Non-allowable assets		(787,005)
NET CAPITAL	$	1,917,799
AGGREGATE INDEBTEDNESS:		795,585
Account Payable, Accrued Expenses, Operating Lease Liability	$	795,585
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	1,817,799
Net Capital less greater of 10% of aggregate indebtedness		
or 120% of the minimum dollar amount required	$	1,797,799
Percentage of aggregate indebtedness to net capital		41.48%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2023

None, the company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See Report of Independent Registered Public Accounting Firm

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2023

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See Report of Independent Registered Public Accounting Firm



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Owners
Isaak Bond Investments, Inc. and Subsidiary
Lakewood, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Isaak Bond Investments, Inc. and Subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which Isaak Bond Investments, Inc. and Subsidiary claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Isaak Bond Investments, Inc. and Subsidiary stated that Isaak Bond Investments, Inc. and Subsidiary met the identified exemption provisions throughout the most recent year without exception. Isaak Bond Investments, Inc. and Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Isaak Bond Investments, Inc. and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Isaak Bond Investments, Inc. and Subsidiary's auditor since 2020.

Norwell, Massachusetts

March 28, 2024

Isaak Bond Investments, Inc & Subsidiary. Exemption Report

Isaak Bond Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2023.

The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Donald J. Lemek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

VP-Operations & CFO

March 28, 2024

Isaak Bond Investments, Inc. & Subsidiary

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2023

General Assessment per Form SIPC-7 including interest	$	5,040
Less overpayment applied to SIPC-6	$	(141)
Less payments made with SIPC-6		(2,537)
Amount paid with Form SIPC-7	$	**2,362**


LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Owners
Isaak Bond Investments, Inc. and Subsidiary
Lakewood, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Isaak Bond Investments, Inc. and Subsidiary (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Isaak Bond Investments, Inc. and Subsidiary's auditor since 2020.

Norwell, Massachusetts

March 28, 2024